

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Zhilin Li
Chief Executive Officer (principal executive officer)
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

> **Re:** **China Pharma Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011 and Amended March 17, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-34471**

Dear Mr. Li:

We have reviewed your October 24, 2011 response to our September 13, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
Note 4 – Intangible Assets, page F-12

1. Your proposed disclosure in your August 19, 2011 response states Medical formulas are amortized over their expected life of the related medicine once production and sales commence. Please clarify whether the medical formulas classified as intangible assets represent formulas that have received the SFDA certification. If SFDA certification has not been received, please tell us, and clarify in the disclosure whether the medical formulas classified as intangible assets in Note 4 – Intangible Assets are refundable in the event SFDA certification and approval are not obtained. In addition, please clarify in the disclosure how

the medical formulas in Note 4- Intangible Assets differ from the medical formulas in Note 5 Advances for Purchases of Intangible Assets and Property and Equipment Advances.

2. Please address the following with respect to your response to our comment three:
   - With respect to the first bullet, quantitatively and qualitatively demonstrate how you concluded that the amount of the error is not material to the financial statements for the nine months ended September 30, 2011. Additionally, as it is unclear from your response, please tell us what consideration was given to amortization of medical formulas for periods prior to 2009 that may not have been amortized in accordance with the accounting literature.
   - It does not appear that you addressed the second bullet of comment three. As you appear to indicate that the intangible assets will be amortized from the date of acquisition, please quantify the impact of amortizing the patents from their acquisition date.
   - Please confirm that you will amortize each formula and patent based on its identifiable useful life, instead of the average estimated useful life of all formulas acquired.

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment, page F-12

3. With respect to our comment four, please revise your proposed disclosure to include the information provided in your response surrounding the status of the SFDA Certification process, the steps necessary to obtain the certification, the reasons for any delays in getting certification, as well as the amount included in advances for purchases of intangible assets per formula.

4. Please refer to comment four where you state "If SFDA approval is not obtained for a medical formula, the Company can require a refund of the full amount of the payments for that formula or the application of those payments to another formula." Please clarify in your disclosure whether you have the right to choose to receive a refund or apply the amount to another formula.

Note 9 – Derivative Warrant Liability, page F-15

5. Please refer to your response to comment five. Please provide to us your materiality analysis, and provide to us the values of the warrants using the lattice model, as well as under the Black Scholes method, had your assumptions utilized the correct values.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant